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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 7, 2002 announcing Telia has corrected the release they announced earlier today:

        CORRECTION: Information Regarding Cash

        Price to be Paid in a Possible Mandatory Redemption Offer.

1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 7, 2002 at 11.50 a.m.

Telia has corrected the release they announced earlier today:

        CORRECTION: Information Regarding Cash Price to be Paid in a Possible Mandatory Redemption Offer

        In connection with the exchange offer made at Telia to the shareholders of Sonera, Telia may, pursuant to Finnish law, as described in Telia's exchange offer prospectus, be required to make a mandatory redemption offer to those shareholders who have not exchanged their Sonera shares for Telia shares.

        This mandatory redemption offer shall include a cash offer and the price is based on the volume-weighted average trading price paid for the Sonera share on the Helsinki Exchanges during the twelve-month period prior to the expiration of the exchange offer.

        Based on the volume-weighted average price paid for the Sonera share on the Helsinki Stock Exchange during the twelve-month period which ended on November 6, 2002 and based on the closing price for the Telia share on the Stockholm Stock Exchange (Stockholmsbörsen) on November 6, 2002, which was SEK 31.80 or EUR 3.48 the situation would, by way of illustration, be as follows:

        The cash price that Telia would have to offer in a mandatory redemption offer would be EUR 5.00 per Sonera share.

        The cash value of the exchange offer would be EUR 5.28* per Sonera share.

        Thus the cash price of the mandatory redemption offer would be less than the cash value of the exchange offer.

        Possible application of the so called top-up-condition

        As described in connection with the prospectus, the Finnish Financial Supervision Authority issued a ruling, the practical effect of which was that no additional payment, a so-called top-up payments, would be required in connection with the exchange offer. Notwithstanding this ruling based on the above price information, there would be no trigger of the provision in the combination agreement between Telia and Sonera, which provides for Telia's right to terminate the agreement and abandon the exchange offer in the event the amount of cash Telia has to pay in the mandatory redemption offer for each remaining share of Sonera were to exceed the cash value of the Telia shares offered in the exchange offer by more than approximately EUR 0.27, or more than EUR 300 million in total for all outstanding Sonera shares.

        However, Telia will not, as described in the prospectus, be able to finally determine whether to invoke the condition and abandon the exchange offer until immediately prior to the completion of the exchange offer, which is expected to occur on November 29, 2002.

        * In an earlier press release EUR 5,38 was wrongly inserted, which shall be EUR 5,28

SONERA CORPORATION
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 7, 2002 at 11.50 a.m. Telia has corrected the release they announced earlier today
SIGNATURES